Filed by MCG Capital Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: MCG Capital Corporation (Registration Statement No. 333-204272)

June 8, 2015 Investor Presentation

2 Forward-Looking Statements Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this presentation on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives and intentions, the proposal made by HC2 Holdings, Inc., any decision by MCG to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCG's net asset value in the future, fees and expenses incurred by MCG in connection with a liquidation, the value of MCG's assets in a liquidation, the timeline to complete a liquidation, any changes to MCG's listing, registration, management or board of directors in a liquidation, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCG stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation. Important Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Proxy Solicitation Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com. PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above. This presentation does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission, and the securities may not be sold until the registration statement becomes effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.

3 Superior Offer Determination Selected Issues with HC2 Offer Addressed? Failure to Close Due to Regulatory Issues (Including injunction, prohibition by the SEC or any governmental entity, failure to clear registration statement, etc.) • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million) (if issues result in failure to clear registration statement)  • Reimbursement of operating losses/ transaction costs - March 31, 2015 through HC2 deal termination  Failure to Obtain HC2 Shareholder Approval • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses / transaction costs - March 31, 2015 through HC2 deal termination  Failure to Obtain MCG Shareholder Approval • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses/ transaction costs - March 31, 2015 through HC2 deal termination  Termination Due to HC2 Covenant Breach • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses/ transaction costs - March 31, 2015 through HC2 deal termination 

4 Superior Offer Determination (cont’d) Selected Issues with HC2 Offer Addressed? Termination Due to HC2 Stock Price Drop of 30% or More • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses/ transaction costs - March 31, 2015 through HC2 deal termination  Compensation for Delay in Obtaining Approvals (relative to PFLT transaction) (i.e. Ticking Fee or other compensation)  Direct Payment by HC2 of PFLT Termination Fee When Due  Termination Right if HC2 Stock Price Falls by 30% or More  Protection For HC2 Stock Price Drop by More Than 20% but Less Than 30% (Won’t receive full consideration)  Operating Covenants • HC2 agreement not to pay dividends prior to close  • HC2 limits on issuance of stock and entry into new lines of business or acquisitions prior to closing  • HC2 not to change compensation practices or settle material claims prior to closing 

5 Risks to MCG Shareholders  MCG shareholders bear full cost of loss in value if HC2 transaction does not close, including: — The lost value that would have been received in the PFLT transaction, which is unlikely to be available to MCG shareholders in the future — Ongoing incurrence of operating expenses — The lack of return on MCG’s assets which will be largely all-cash — The delayed timeline before MCG shareholders will receive value for their shares — The failure to receive any dividends during the pendency of the proposed HC2 merger, and afterwards if the transaction does not close (as compared to the ongoing monthly dividends anticipated to be paid on PFLT shares that would have been received in the PFLT transaction)  No consideration would be offered to MCG shareholders (not even reimbursement of the $7 million termination fee) if an HC2 transaction is not consummated because: — MCG terminates the merger agreement with HC2 because the 30-day volume-weighted average price (VWAP) of HC2 common stock declines by 30% or more — Any governmental entity or court permanently restrains or prohibits the proposed HC2 transaction — MCG shareholders fail to approve the proposed HC2 transaction for any reason

Liquidation Summary

MCG CAPITAL CORPORATION

- Assumes MCG terminates PFLT transaction and enters into transaction with HC2; however, the HC2 transaction does not close and MCG subsequently liquidates

	Expected Case				Most Favorable Outcome			
$000s, except per share amounts	NAV		Per Share		NAV		Per Share	
NAV – March 31, 2015		**$176,138**		**$4.75**		**$176,138**		**$4.75**
Net Loss (Apr 1, 2015 - Jan 28, 2016)	($5,700)		($0.15)		($5,300)		($0.14)	
Breakup Fee	($7,000)		($0.19)		–		–	
Severance	($3,889)		($0.10)		($3,889)		($0.10)	
Legal and Advisory Fees	($4,000)		($0.11)		($2,000)		($0.05)	
		($20,589)		($0.56)		($11,189)		($0.30)
NAV – January 28, 2016 (Busted Deal)		**$155,549**		**$4.20**		**$164,949**		**$4.45**
Net Loss During Liquidation	($16,800)		($0.45)		($3,600)		($0.10)	
Shareholder Litigation Settlement	($3,500)		($0.09)		($500)		($0.01)	
Proxy (plan of liquidation) + Other Direct Windup Costs	($1,000)		($0.03)		($250)		($0.01)	
Legal and Advisory Fees - Litigation + Liquidation	($4,000)		($0.11)		($2,000)		($0.05)	
		($25,300)		($0.68)		($6,350)		($0.17)
NAV – Liquidation Value To Shareholders		**$130,249**		**$3.51**		**$158,599**		**$4.28**
Total NAV Dilution		($45,889)		($1.24)		($17,539)		($0.47)
% of March 31, 2015 NAV				74%				90%
Outstanding Shares				37,074				37,074

Assumptions: Expected Case

- Liquidate in less than 3 years
- MCG pays breakup fee
- Three employees (down from 12 in PY / 6 in 1Q15)
- Cut board 50%
- Delisted from NASDAQ
- Nominal reporting and compliance
- No new vendors or costs

Assumptions: Most Favorable Outcome

- Liquidate in less than 1 year
- HC2 pays breakup fee
- No employees (day one transfer to Liquidation Trustee) + Delisted (NASDAQ)
- Cut board 50%
- Outsource most oversight and decisions
- No new vendors or costs

Note

*All assumptions, expenses, dollar amounts and time periods reflected herein represent estimates based on currently available information. Actual results are likely to differ from these assumptions. Please see "Forward-Looking Statements."

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7 Illustrative Liquidation Timeline SEC review and comments February 1, 2016:  Board approval of plan of dissolution April 30, 2016:  Clear all SEC comments  File definitive proxy statement and mail to shareholders June 30, 2016:  Special meeting of shareholders to approve plan of dissolution July 10, 2016:  Delist MCG common stock from NASDAQ July 9 – 23, 2016:  Send and publish notice to claimants August 2019:  Date of statutory dissolution (corporation no longer has legal existence)  Payment of liquidating distribution to MCG shareholders February 15, 2016:  File preliminary proxy statement July 23, 2016 onwards:  Petition the Delaware Court of Chancery to determine the amount of security required to provide for future claims (multi-year process) Note *All dates are illustrative. Actual dates will depend, among other things, on SEC review, court procedures, and timing of resolution of claims

Appendix

HC2 Offer: Illustrative Exchange Ratio Sensitivity

MCG CAPITAL CORPORATION

HC2 Share Price	Change Price	3/31/15 Multiple of NAV	Exchange Ratio	Consideration Per Share to MCG Shareholders: Stock	Consideration Per Share to MCG Shareholders: Fixed Cash	Consideration Per Share to MCG Shareholders: Total Consideration	Breakdown: Stock	Breakdown: Cash	Total Consideration Received ($MM): Stock	Total Consideration Received ($MM): Fixed Cash	Total Consideration Received ($MM): Total Consideration	HC2 Shares Issued to MCG Shareholders (MM)
$ 6.97	-37.5%	2.18x	0.538	$ 3.75	$ 0.50	$ 4.25	88.2%	11.8%	$ 139.028	$ 18.537	$ 157.565	19.95
$ 7.25	-35.0%	2.27x	0.538	$ 3.90	$ 0.50	$ 4.40	88.6%	11.4%	$ 144.589	$ 18.537	$ 163.126	19.95
$ 7.53	-32.5%	2.35x	0.538	$ 4.05	$ 0.50	$ 4.55	89.0%	11.0%	$ 150.150	$ 18.537	$ 168.687	19.95
$ 7.80	-30.0%	2.44x	0.538	$ 4.20	$ 0.50	$ 4.70	89.4%	10.6%	$ 155.711	$ 18.537	$ 174.248	19.95
$ 8.08	-27.5%	2.53x	0.538	$ 4.35	$ 0.50	$ 4.85	89.7%	10.3%	$ 161.272	$ 18.537	$ 179.809	19.95
$ 8.36	-25.0%	2.61x	0.538	$ 4.50	$ 0.50	$ 5.00	90.0%	10.0%	$ 166.833	$ 18.537	$ 185.370	19.95
$ 8.64	-22.5%	2.70x	0.538	$ 4.65	$ 0.50	$ 5.15	90.3%	9.7%	$ 172.394	$ 18.537	$ 190.931	19.95
$ 8.92	-20.0%	2.79x	0.538	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	19.95
$ 9.20	-17.5%	2.88x	0.522	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	19.35
$ 9.48	-15.0%	2.96x	0.506	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	18.78
$ 9.76	-12.5%	3.05x	0.492	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	18.24
$ 10.04	-10.0%	3.14x	0.478	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	17.73
$ 10.31	-7.5%	3.22x	0.465	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	17.25
$ 10.59	-5.0%	3.31x	0.453	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	16.80
$ 10.87	-2.5%	3.40x	0.442	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	16.37
$ 11.15	0.0%	3.49x	0.430	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	15.96
$ 11.43	2.5%	3.57x	0.420	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	15.57
$ 11.71	5.0%	3.66x	0.410	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	15.20
$ 11.99	7.5%	3.75x	0.400	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	14.85
$ 12.27	10.0%	3.83x	0.391	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	14.51
$ 12.54	12.5%	3.92x	0.383	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	14.19
$ 12.82	15.0%	4.01x	0.374	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	13.88
$ 13.10	17.5%	4.09x	0.366	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	13.58
$ 13.38	20.0%	4.18x	0.359	$ 4.80	$ 0.50	$ 5.30	90.6%	9.4%	$ 177.955	$ 18.537	$ 196.492	13.30
$ 13.66	22.5%	4.27x	0.359	$ 4.90	$ 0.50	$ 5.40	90.7%	9.3%	$ 181.663	$ 18.537	$ 200.200	13.30
$ 13.94	25.0%	4.36x	0.359	$ 5.00	$ 0.50	$ 5.50	90.9%	9.1%	$ 185.370	$ 18.537	$ 203.907	13.30
$ 14.22	27.5%	4.44x	0.359	$ 5.10	$ 0.50	$ 5.60	91.1%	8.9%	$ 189.077	$ 18.537	$ 207.614	13.30
$ 14.50	30.0%	4.53x	0.359	$ 5.20	$ 0.50	$ 5.70	91.2%	8.8%	$ 192.785	$ 18.537	$ 211.322	13.30
$ 14.77	32.5%	4.62x	0.359	$ 5.30	$ 0.50	$ 5.80	91.4%	8.6%	$ 196.492	$ 18.537	$ 215.029	13.30
$ 15.05	35.0%	4.70x	0.359	$ 5.40	$ 0.50	$ 5.90	91.5%	8.5%	$ 200.200	$ 18.537	$ 218.737	13.30
$ 15.33	37.5%	4.79x	0.359	$ 5.50	$ 0.50	$ 6.00	91.7%	8.3%	$ 203.907	$ 18.537	$ 222.444	13.30

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